UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Srikanth Balachandran

Bharti Global Limited

53/54 Grosvenor Street

London, United Kingdom, W1K 3HU

Telephone: +44 (0) 203 9949 650

with a copy to:

Jeffrey D. Karpf

Neil R. Markel

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Global Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Jersey, Channel Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 8,280,590
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 8,280,590
11	Aggregate Amount Beneficially Owned By Each Reporting Person 8,280,590
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 11.5%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 72,236,507 Common Shares (as defined below) outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2019.

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Overseas Private Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delhi, India
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 8,280,590
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 8,280,590
11	Aggregate Amount Beneficially Owned By Each Reporting Person 8,280,590
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 11.5%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 72,236,507 Common Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 25, 2019.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on February 27, 2017 (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on September 8, 2017, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 18, 2019 and this Amendment, this “Schedule 13D”) with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

This Amendment amends and restates Item 4 of the Schedule 13D in its entirety as set forth below.

“The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons beneficially own the Common Shares as an investment. The Reporting Persons from time to time may decide to increase or decrease their investment in the Issuer through transfers of Common Shares in open market or private transactions or otherwise, as well as engage in transactions to pledge or use as collateral for one or more loans or credit facilities the Common Shares owned by the Reporting Persons. The timing and amount of Common Shares involved in any such increase, decrease or other transaction may depend upon the price and trading volume of the Common Shares, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors the Reporting Persons consider relevant.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the individuals listed in Schedule I, have no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.”

Item 5.	Interests in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as set forth below.

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b).

The following disclosure assumes that there is a total of 72,236,507 Common Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 25, 2019.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own, in the aggregate, 8,280,590 Common Shares, which constitutes approximately 11.5% of the outstanding Common Shares.

Except as set forth in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Schedule I beneficially owns any Common Shares.

Pursuant to Rule 13d-4 of the Act, BOPL herein states that this Schedule 13D shall not be deemed an admission that it is the beneficial owner of any of the Common Shares of the Issuer reported in this Schedule 13D. BOPL disclaims beneficial ownership of the Common Shares of the Issuer, except to the extent of its pecuniary interest in such Common Shares.

(c)

Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons named in Schedule I, has engaged in any transaction during the past 60 days in any Common Shares.

(d)

To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported herein as beneficially owned by the Reporting Persons.

(e)

Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and restates the tenth paragraph of Item 6 of the Schedule 13D in its entirety as set forth below.

“Termination Agreement

On October 29, 2019, BGL entered into a termination agreement (the “Termination Agreement”) with the Issuer providing for the termination of the Shareholders Agreement. The Termination Agreement provides for the termination of the Shareholders Agreement and all of the rights and obligations of the parties thereto, other than certain non-solicitation, non-competition, confidentiality and miscellaneous provisions which survive the Shareholders Agreement in accordance with their terms. The Shareholders Agreement and all of the rights and obligations of the Warburg Pincus Entities party thereto, other than certain non-solicitation, non-competition, confidentiality and miscellaneous provisions, terminated in accordance with their terms as to those Warburg Pincus Entities on March 19, 2019 in connection with the sale of all common shares of the Company held by such Warburg Pincus Entities.

The foregoing description of the terms of the Shareholders Agreement, the Lock-Up Agreement and the Termination Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement, which is filed as Exhibit C and incorporated herein by reference, the form of the Lock-Up Agreement, which is filed as Exhibit D and incorporated herein by reference, and the full text of the Termination Agreement, which is filed as Exhibit E and incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Schedule 13D in its entirety as set forth below.

“Exhibit A	Joint Filing Agreement, by and between the Reporting Persons, dated as of February 27, 2017.

Exhibit B	Joinder Agreement to the Sponsor Shareholders Agreement (Warburg Pincus), by and between BGL and the Issuer, dated as of December 20, 2016.

Exhibit C	Sponsor Shareholders Agreement (Warburg Pincus), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Warburg Pincus), dated as of July 11, 2016).

Exhibit D	Form of Lock-Up Agreement, dated as of September 5, 2017.

Exhibit E	Termination Agreement, by and between the Issuer and BGL, dated as of October 29, 2019 (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 31, 2019

BHARTI GLOBAL LIMITED

By:	/s/ Srikanth Balachandran
Name:	Srikanth Balachandran
Title:	Authorized Signatory

BHARTI OVERSEAS PRIVATE LIMITED

By:	/s/ Puneet Tandon
Name:	Puneet Tandon
Title:	Authorized Signatory